

FOR: **GOTTSCHALKS INC.**

CONTACT: Greg Ambro
Chief Financial Officer
(559) 434-4800
or
Financial Dynamics:
Leigh Parrish, Rachel Albert
(212) 850-5651

DISTRIBUTION: NO. CALIFORNIA NEWS LINE & EMAIL/FAX LIST: SFGOT

FOR RELEASE ON WEDNESDAY, JUNE 1st at 1:05 P.M. P.D.T.


**GOTTSCHALKS REPORTS IMPROVED FIRST QUARTER
FISCAL 2005 FINANCIAL RESULTS**


FRESNO, CA – June 1, 2005 – Gottschalks Inc. (NYSE: GOT) today reported financial results for the first quarter of fiscal 2005. Net loss for the first quarter was $2.0 million, or $0.15 per diluted share, improved from a net loss of $2.2 million, or $0.17 per diluted share, for the first quarter of fiscal 2004.

As previously reported, same store sales decreased 0.6% for the first quarter of 2005. Total sales decreased slightly by 0.3% to $144.1 million, from $144.5 million for the first fiscal quarter last year. For the quarter the Company opened one new store and closed one store.

Jim Famalette, president and chief executive officer of Gottschalks, stated, "Our results for the first quarter were in line with expectations and we are pleased with our bottom line improvement. We were able to drive sales and increase our bottom line for the quarter despite the more difficult comparison against the first quarter of 2004 when we launched our 100th year anniversary promotions. We opened a new store in Oregon, which contributed to our total sales for the quarter and strengthens our presence in the northern West Coast markets. As a result of the merchandising initiatives we set in place late last year, our home store division generated solid sales for the quarter and we anticipate this trend will continue for the balance of 2005. We continued to successfully focus on improved inventory management, lowering our SG&A expense ratio and reducing debt, all of which contributed to our improved results for the quarter."

Mr. Famalette concluded, "Looking forward, we remain optimistic about our initiatives and growth prospects for the remainder of the year. The River Park lifestyle center store in Fresno is on track to open in August. In line with previously stated guidance, we anticipate 2005 comparable store sales will increase approximately 2% and 2005 earnings will be in the range of $0.59 to $0.65 per diluted share."

The Company also announced today in a separate release that its same store sales for the month of May 2005 increased 4.2% from the prior year. Total sales for the month increased 3.7% to $47.4 million from $45.7 million in May 2004.

Earnings Teleconference and Webcast
Gottschalks will host a conference call today at 1:30 p.m. Pacific Time to review its results for the first quarter of fiscal 2005. To access the call, dial 800-362-0571 to listen to the call on the day of the event. If you are unable to participate in the call, a replay will be made available through June 8, 2005. To access this service, please dial 888-219-1262. No passcode is required for the live call or replay. The live conference call and replay can also be accessed via audio web cast at the Investor Relations section of the Company's web site, located at www.gottschalks.com.

About Gottschalks
Gottschalks is a regional department store chain, currently operating 63 department stores and 6 specialty apparel stores in six western states, including California (38), Washington (12), Alaska (6), Oregon (3), Nevada (2) and Idaho (2). Gottschalks offers better to moderate brand-name fashion apparel, cosmetics, shoes, accessories and home merchandise. Gottschalks offers corporate information and selected merchandise on its website located at www.gottschalks.com.

Business Risks and Forward Looking Statements
This release contains forward-looking statements (within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. In some instances, such statements may be identified by the use of forward-looking terminology such as "may," "will," "expects," "believes," "intends," "projects," "forecasts," "plans," "estimates," "anticipates," "continues," "targets," or similar terms, variations of such terms or the negative of such terms. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation, the Company's ability to meet debt obligations and adhere to the restrictions and covenants imposed under its various debt agreements; the timely receipt of merchandise and the Company's ability to obtain adequate trade credit from its key factors and vendors; risks arising from general economic and market conditions (including uncertainties arising from acts of terrorism or war); the ability to improve the profitability and cash flows of its stores or to sell, sublease or close underperforming stores; the ability to modify operations in order to minimize the adverse impact of rising costs, including but not limited to health care, workers' compensation, property and casualty insurance and utilities costs; the effects of seasonality and weather conditions, changing consumer trends and preferences, competition, consumer credit, the Company's dependence on its key personnel and general labor conditions, all of which are described in more detail in Gottschalks' Annual Report on Form 10-K and other reports filed by Gottschalks with the Securities and Exchange Commission. GOTTSCHALKS DOES NOT PRESENTLY INTEND TO UPDATE THESE STATEMENTS AND UNDERTAKES NO DUTY TO ANY PERSON TO EFFECT ANY SUCH UPDATE UNDER ANY CIRCUMSTANCES.

(Tables follow)

GOTTSCHALKS INC.
STATEMENTS OF OPERATIONS
(In thousands, except share data)
(unaudited)

	Thirteen Weeks Ended	
	April 30, 2005	May 1, 2004
		(restated) (1)
Net sales	$144,104	$144,533
Net credit revenues	779	839
Net leased department revenues	744	752
Total revenues	145,627	146,124
Costs and expenses:		
Cost of sales	95,233	94,819
Selling, general and administrative expenses	48,715	49,110
Depreciation and amortization	3,197	3,417
New store opening costs	107	
Total costs and expenses	147,252	147,346
Operating loss	(1,625)	(1,222)
Other (income) expense:		
Interest expense	1,929	2,874
Miscellaneous income	(353)	(462)
	1,576	2,412
Loss before income tax benefit	(3,201)	(3,634)
Income tax benefit	(1,216)	(1,418)
Loss from continuing operations	(1,985)	(2,216)
Discontinued operations		
Loss on store closures		(31)
Income tax benefit		(11)
Loss on discontinued operations	0	(20)
Net Loss	(1,985)	(2,236)
Net loss per common share - basic and diluted		
Loss from continuing operations	($0.15)	($0.17)
Loss from discontinued operations	$0.00	($0.00)
Net loss per common share	($0.15)	($0.17)
Weighted average # of common shares outstanding		
Basic and diluted	13,077	12,883

(1) The Company's Annual Report on Form 10-K for fiscal year 2004 included a restatement of certain historical information as discussed in Note 16 to the consolidated financial statements.

GOTTSCHALKS INC.
CONDENSED BALANCE SHEETS
(In thousands)
(unaudited)

	April 30, 2005	January 29, 2005	May 1, 2004
			(restated) (1)
ASSETS			
CURRENT ASSETS:			
Cash	$5,622	$5,470	$5,893
Receivables - net	3,110	6,920	4,419
Merchandise inventories	178,104	152,753	184,959
Other	10,279	9,669	11,270
Total current assets	197,115	174,812	206,541
PROPERTY AND EQUIPMENT - net	127,071	126,509	125,237
OTHER LONG-TERM ASSETS	13,277	14,254	14,716
	$337,463	$315,575	$346,494
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Trade accounts payable and			
other current liabilities	$83,673	$77,131	$84,022
Revolving line of credit			76,880
Current portion of long-term obligations	3,243	3,242	2,590
Total current liabilities	86,916	80,373	163,492
REVOLVING LINE OF CREDIT	63,730	45,753	
LONG-TERM OBLIGATIONS (less current portion)	24,898	25,650	28,293
DEFERRED INCOME & OTHER	30,698	30,263	28,382
SUBORDINATED NOTE PAYABLE TO AFFILIATE	20,180	21,180	22,180
COMMITMENTS AND CONTINGENCIES			
STOCKHOLDERS' EQUITY	111,041	112,356	104,147
	$337,463	$315,575	$346,494

(1) The Company's Annual Report on Form 10-K for fiscal year 2004 included a restatement of certain historical information as discussed in Note 16 to the consolidated financial statements.